# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Q32 Bio Inc., CIK 0001661998
CUSIP: 746964105
Title of class of securities: Common Stock par value $0.0001 per share
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts (MA), 2451
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000078003

## Reporting persons
- Pfizer Inc. (IRS Identification No.: 13-5315170): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 277,777; shared voting power 0; sole dispositive power 277,777; shared dispositive power 0; aggregate amount beneficially owned 277,777 (2.3% of the class)
  Comment: Percent of class outstanding represented by the amount in row (11) is based on a total of 12,304,352 shares of common stock outstanding as of November 1, 2025, as reported on the cover of the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer with the U.S. Securities and Exchange Commission on November 13, 2025. The Reporting Person previously reported holding shares in Homology Medicines, Inc. The Issuer reported that, effective as of March 25, 2024, Homology Medicines, Inc. completed a merger with and into the Issuer (previously named Q32 Bio Inc.), with the Issuer continuing as the surviving entity.

## Item 1. Issuer
Name of issuer: Q32 Bio Inc.
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts, 2451

## Item 2. Person Filing
Name of person filing: Pfizer Inc.
Address of principal business office or, if none, residence: 66 Hudson Boulevard East, New York, NY10001-2192
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the respective responses of the Reporting Persons to Item 9 on the attached cover pages.
Percent of class: See the respective responses of the Reporting Persons to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the respective responses of the Reporting Persons to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the respective responses of the Reporting Persons to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the respective responses of the Reporting Persons to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the respective responses of the Reporting Persons to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pfizer Inc. (IRS Identification No.: 13-5315170): /s/ Madelyn D. Purcell, Madelyn D. Purcell/Assistant Secretary (02/13/2026)